UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

October 4, 2004
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(713) 667-5601
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition.

On October 7, 2004, Stage Stores, Inc. (the "Company") issued a news release reporting its sales for September 2004. A copy of the news release is attached to this Form 8-K as Exhibit 99.1.

This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference to such filing.

Item 5.02.   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On October 4, 2004, the Company's Board of Directors (the "Board") elected Sharon Mosse to serve as a Director until the 2005 Annual Meeting of Shareholders. The election of Ms. Mosse increases the number of Directors to ten. The Board also appointed Ms. Mosse to serve on the Board's Compensation Committee.

Item 8.01.   Other Events.

On October 5, 2004, the Company issued a news release announcing that Sharon Mosse has been elected to the Company's Board of Directors. A copy of the news release is attached to this Form 8-K as Exhibit 99.2.

In its news released issued on October 7, 2004, the Company also announced that management will make a presentation at the Johnson Rice 4th Annual Consumer Conference on Monday, October 25th at 11:15 a.m. Central Time at the Ritz Carlton Hotel in New Orleans, Louisiana. The Company also announced that a live webcast of management's presentation will be available on the Company's web site at www.stagestores.com and that a replay of the presentation will be available on the Company's website for 30 days following the conclusion of the conference. A copy of the news release is attached to this Form 8-K as Exhibit 99.1.

Item 9.01.   Financial Statements and Exhibits.

    (c)   Exhibits.

        99.1   News release issued by Stage Stores, Inc. on October 7, 2004, reporting its sales for September 2004, and announcing that management will make a presentation at the Johnson Rice 4th Annual Consumer Conference.

        99.2   News release issued by Stage Stores, Inc. on October 5, 2004, announcing that Sharon Mosse has been elected to the Company's Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

October 7, 2004   /s/ Michael E. McCreery
 (Date)   Michael E. McCreery
                                                                            Executive Vice President and Chief
                                                                            Financial Officer